THIS SUPPLEMENTAL WARRANT INDENTURE dated as of June 30, 2008

BETWEEN :

NEW GOLD INC.,
a corporation incorporated under the laws of the
Province of British Columbia (hereinafter called
the "Company")

and

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company existing under the laws of
Canada
(hereinafter called the "Warrant Agent")

RECITALS

WHEREAS:

A.

The Company and the Warrant Agent executed a warrant indenture (the "Warrant Indenture") dated as of June 28, 2007 governing the terms of the common share purchase warrants (the "Warrants") issued by the Company pursuant to the Warrant Indenture;

B.

On March 31, 2008, the Company entered into a letter agreement with Peak Gold Ltd. ("Peak") and Metallica Resources Inc. (''Metallica") in relation to a transaction to combine their businesses (the "Transaction") which included a condition precedent in favour of Peak and Metallica that the terms of the Company's outstanding series D 10% subordinated notes (the "Notes") issued pursuant to a note indenture (the "Note indenture") dated as of June 28, 2007 be amended to the satisfaction of Peak, and Metallica;

C.

Pursuant to the terms of the Note Indenture, the Company obtained established the close of business on April 17, 2008 as the record date for determination of the obtaining of consent to amendments to the Note Indenture (the "Consent Record Date"), consent of such holders was given by instrument in writing pursuant to the terms of the Note Indenture;

C.

Pursuant to the supplemental note indenture approved by the holders of Notes and dated as of April 17, 2008, the Company agreed to issues 4,150,000 Warrants (the "Consent Fee Warrants") to holders of the Notes as at the Consent Record Date upon completion of the Transaction;

D.

Pursuant to Section 7.1 (h) of the Warrant Indenture, this Supplemental Indenture is entered into to provide for the creation and issuance of the Consent Fee Warrants on the same terms as the outstanding Warrants upon completion of the Transaction;

E.

The foregoing recitals are made as representations of the Company and not by the Warrant Agent;

F.

The Warrant Agent has agreed to enter into this Supplemental Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who are holders, of Warrants issued pursuant to the Warrant Indenture as modified by this Supplemental Indenture from time to time;

NOW THEREFORE THIS SUPPLEMENTAL INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

1.

This Supplemental Indenture is supplemental to the Warrant Indenture and the Warrant Indenture shall henceforth be read in conjunction with this Supplemental Indenture and all the provisions of the Warrant Indenture, except only insofar as the same may be inconsistent with the express provisions hereof, shall apply and have the same effect as if all the provisions of the Warrant Indenture and of this Supplemental Indenture were contained in one instrument and the expressions used herein shall have the same meaning as is ascribed to the corresponding expressions in the Warrant Indenture.

2.

All terms which are defined in the Warrant Indenture and used but not defined in this Supplemental Indenture shall have the meanings ascribed to them in the Warrant Indenture.

3.

On and after the date hereof, each reference to the Warrant Indenture, as amended by this Supplemental Indenture, "this Warrant Indenture", 'this indenture", "herein", "hereby", and similar references, and each reference to the Warrant Indenture in any other agreement, certificate, document or instrument relating thereto, shall mean and refer to the Warrant Indenture as amended hereby. Except as specifically amended by this Supplemental Indenture, all other terms and conditions of the Warrant Indenture shall remain in full force and unchanged.

4.

The Company hereby creates and authorizes for issuance 4,150,000 Warrants, each Warrant entitling Warrantholders to acquire, upon payment of the Exercise Price and subject to adjustment, one Warrant Share for each Warrant. The Warrants will be dated the date hereof.

5.

The Warrant Indenture shall be and continue to be in full force and effect, unamended, except as provided herein, and the Company hereby confirms, the Warrant Indenture in all other respects.

6.

This Supplemental Indenture shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated, in all respects as a British Columbia contract.

7.

This Supplement Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this .Supplement Indenture.

IN WITNESS WHEREOF the parties hereto have executed this Supplemental Indenture under the hands of their proper officers in that behalf.